Exhibit 99.2
February 10, 2023
NOTICE OF “REDEMPTION FAIR MARKET VALUE” TO THE HOLDERS OF ERMENEGILDO ZEGNA N.V.’S PUBLIC WARRANTS (CUSIP N30577113) AND PRIVATE PLACEMENT WARRANTS
Reference is made to that certain Notice of Redemption (as defined below) under which Ermenegildo Zegna N.V. (the “Company”) committed to inform registered holders of the Company’s Warrants (as defined below) of the following information on this date.
Background
On January 26, 2023, the Company issued a notice of redemption (the “Notice of Redemption”) indicating that, at 5:00 p.m. New York City time on February 27, 2023 (the “Redemption Date”), the Company will redeem all of the Company’s then remaining outstanding warrants (the “Public Warrants”) to purchase ordinary shares of the Company, nominal value €0.02 per share (the “Ordinary Shares”) that were issued under the Warrant Agreement, dated as of November 23, 2020, between Investindustrial Acquisition Corp. (“IIAC”) and Continental Stock Transfer & Trust Company, as subsequently amended by the Warrant Agreement Amendment, dated as of December 17, 2021, by and between IIAC and Continental Stock Transfer & Trust Company, and by the Warrant Assumption and Amendment Agreement, dated as of December 17, 2021, by and among IIAC, the Company, Continental Stock Transfer & Trust Company, Computershare Trust Company, N.A. and Computershare Inc. (together, the “Warrant Agreement”), for a redemption price of $0.10 per Public Warrant (the “Redemption Price”). In addition, at 5:00 p.m. New York City time on the Redemption Date, the Company will redeem all of its then remaining outstanding warrants (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”) to purchase Ordinary Shares that were issued in a private placement transaction under the Warrant Agreement, dated as of December 17, 2021, by and between the Company, Computershare Trust Company, N.A. and Computershare Inc. (the “New Warrant Agreement”) on the same terms as the outstanding Public Warrants. Computershare Trust Company, N.A. and Computershare Inc. act as warrant agent (the “Warrant Agent”) with respect to the Warrants.

Redemption Fair Market Value

The “Redemption Fair Market Value” is determined in accordance with Section 6.2 of the Warrant Agreement or Section 6.2 of the New Warrant Agreement (as applicable) based on the volume weighted average price of the Ordinary Shares for the ten trading days immediately following the date on which the Notice of Redemption was sent to registered holders of the Warrants.

The Redemption Fair Market Value is $11.8471.

Exercise of Warrants

At any time prior to 5:00 p.m. New York City time on the Redemption Date, the Warrants may be: (i) exercised by the Warrant holders for cash, at an exercise price of $11.50 per Ordinary Share; or (ii) exercised by the Warrant holders on a “cashless basis” (a “Make-Whole Exercise”), in which case the holder will receive a number of Ordinary Shares determined in accordance with the terms of the Warrant Agreement or the New Warrant Agreement (as applicable) and based on: (i) the period of time between the Redemption Date and the expiration of the Warrants, and (ii) the Redemption Fair Market Value.

In particular, should a holder elect to exercise their Warrants by surrendering them pursuant to a Make-Whole Exercise, such holder would receive a number of Ordinary Shares determined by reference to the table set forth in Section 6.2 of the Warrant Agreement (for Public Warrants) or the table set forth in Section 6.2 of the New Warrant Agreement (for Private Placement Warrants).

Based on the Redemption Fair Market Value and number of months to the expiration of the Warrants, the number of Ordinary Shares to be issued for each Warrant that is exercised pursuant to a Make-Whole Exercise is 0.277 Ordinary Shares.

Redemption of Warrants

Any Warrants that have not been exercised for cash or pursuant to a Make-Whole Exercise by 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the Redemption Price of $0.10 per Warrant. For additional information, including information on how holders may exercise their Warrants, see the Notice of Redemption. For a copy of the Notice of Redemption and answers to frequently asked questions, please visit the Investor Relations section of the Company’s website at https://ir.zegnagroup.com. In addition, a copy of the Notice of Redemption was attached as Exhibit 99.2 to the Current Report on Form 6-K furnished by the Company on January 26, 2023 and is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The Ordinary Shares and the Public Warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “ZGN” and “ZGN WS,” respectively. We understand from the NYSE that February 22, 2023, the third trading day prior to the Redemption Date, will be the last day on which the Public Warrants will be traded on the NYSE.

The CUSIP number appearing herein has been included solely for the convenience of the holders of the Public Warrants. No representation is made as to the correctness or accuracy of the CUSIP number either as printed on the Public Warrants or as contained herein. Any redemption of the Public Warrants shall not be affected by any defect in or omission of such identification number.

Questions Regarding Redemption

Any questions you may have about redemption and exercising your Warrants may be directed to the Company’s information agent, Georgeson, at +1 866 628 6079.

1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Shareholders, Banks and Brokers
Call Toll Free: 866-628-6079

Sincerely,

Ermenegildo Zegna N.V.
/s/ Gianluca Ambrogio Tagliabue
Gianluca Ambrogio Tagliabue
Chief Operating Officer and Chief Financial Officer
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